ANDERSON CALL & WILKINSON

A PROFESSIONAL CORPORATION

110 SOUTH REGENT STREET, SUITE 200

SALT LAKE CITY, UTAH 84111

TELEPHONE: (801) 521-3434

FAX: (801) 220-0625

August 6, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael C. Foland, Attorney-Advisor

Re:

High Sierra Technologies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 6, 2019

File No. 333-232047

Dear Mr. Foland:

This letter responds to the Commission’s two oral comments which we discussed by telephone on August 1, 2019.  The oral comments are paraphrased below.  High Sierra Technologies, Inc. has filed Amendment No. 2 to its Registration Statement on Form S-1 which contains changes responsive to the Commission’s comments.

Comment No. 1

Please clarify on page 56 the Company’s election to opt out of the extended reporting provisions, and indicate so on the cover page of the registration statement.

Response to Comment No. 1

The pagination of the document has changed due to the addition of certain information included in Amendment No. 2.  The information requested has been added to page 57 in the section titled “Emerging Growth Company Critical Accounting Policy Disclosure” and to page 68 under the same section heading.  The box on the cover page of the registration statement has been checked indicating the Company has not elected to use the extended transition period for complying with any new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  A statement about opting out of the extended reporting provisions was already present on the cover page of the prospectus in the second bold paragraph above “The date of this prospectus is _________, 2019.”

Comment No. 2

Please revise your opinion to reflect the reduced number of shares being registered for Selling Shareholders.

Response to Comment No. 2

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Michael C. Foland

August 6, 2019

The opinion has been revised, and is attached as exhibit no. 5.

Other Changes to Amendment No. 2

The Company filed a Promissory Note with Amendment No. 1 indicating Vincent C. Lombardi had loaned the Company $20,000 on July 17, 2019.  Mr. Lombardi was traveling in Vietnam at that time, and was only able to wire $2,500 to the Company.  The Promissory Note for Mr. Lombardi has been revised to reflect a loan of only $2,500.  Subsequent to the filing of Amendment No. 1, the Company accepted a $50,000 loan from Leland A. or Terri L. Martineau and another $50,000 loan from Biored, N.V., a Belgian corporation. Also subsequent to the Company’s March 31, 2019 financial statements, the Company has purchased four equipment items.  Information concerning the financings and the equipment purchases has been added to Note 6 – Subsequent Events of the March 31, 2019 financial statements on page 72.  Similar information has been added to page 29 as a new third paragraph in the “Industrial Hemp Farming Business” section for the equipment purchases, and on page 39 under the “Subsequent Loans section for the changes in, and additional financings.

The revised Lombardi promissory note is attached as Exhibit 10.5.  The new promissory notes are attached as exhibits 10.8 and 10.9, and the purchase orders or invoices relating to the equipment purchases have been attached as exhibits 10.10 through 10.13, inclusive.

If you have any questions concerning this letter, please let me know

Sincerely,

/s/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh

cc:  Gregg Koechlein

LTRS/7673